EXHIBIT 12.1

BOSTON PROPERTIES LIMITED PARTNERSHIP

CALCULATION OF RATIOS OF EARNINGS TO FIXED CHARGES

CALCULATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DISTRIBUTIONS

Boston Properties Limited Partnership’s ratios of earnings to fixed charges and ratios of earnings to combined fixed charges and preferred distributions for the five years ended December 31, 2008 were as follows:

	Year Ended December 31,
	2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings:

Add:

Income before minority interests in property partnerships, income (loss) from unconsolidated joint ventures, gains on sales of real estate and other assets, discontinued operations, cumulative effect of a change in accounting principle and preferred distributions and allocation of undistributed earnings	$310,776	$361,249	$298,767	$290,947	$290,984
Gains on sales of real estate and other assets	33,340	957,406	727,131	188,546	9,822
Amortization of interest capitalized	2,315	2,394	3,387	3,298	2,845
Distributions from unconsolidated joint ventures	5,988	7,157	8,206	7,179	6,663
Combined fixed charges and preferred distributions (see below)	318,081	327,362	326,995	340,589	334,082
Subtract:
Interest capitalized	(41,883)	(31,046)	(5,921)	(5,718)	(10,849)
Preferred distributions	(4,226)	(10,429)	(22,814)	(26,780)	(17,063)

Total earnings	$624,391	$1,614,093	$1,335,751	$798,061	$616,484

Fixed charges:
Interest expensed	$271,972	$285,887	$298,260	$308,091	$306,170
Interest capitalized	41,883	31,046	5,921	5,718	10,849

Total fixed charges	$313,855	$316,933	$304,181	$313,809	$317,019

Preferred distributions	4,226	10,429	22,814	26,780	17,063

Total combined fixed charges and preferred distributions	$318,081	$327,362	$326,995	$340,589	$334,082

Ratio of earnings to fixed charges	1.99	5.09	4.39	2.54	1.94

Ratio of earnings to combined fixed charges and preferred distributions	1.96	4.93	4.08	2.34	1.85